SensaSure Technologies, Inc.

4730 S. Fort Apache Rd., Suite 300

Las Vegas, Nevada 89147

March 20, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Re:	SensaSure Technologies, Inc. Form 10-K for the Fiscal Year Ended April 30, 2023 Filed August 14, 2023 File No. 001-41209

Ladies and Gentlemen:

We are submitting this letter on behalf of SensaSure Technologies, Inc. (the “Company” or “SensaSure”) in response to comments (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission dated March 13, 2024 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2023, filed August 14, 2023 (the “Form 10-K”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Concurrently with this response letter, the Company is filing an amendment to the Form 10-K and amendments to the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended July 31, 2023 and October 31, 2023 (the “Form 10-Qs”).

Form 10-K for the year ended April 30, 2023 filed August 14, 2023

Item 9A. Controls and Procedures, page 73

1.	We note the disclosure that your disclosure controls and procedures were effective as of April 30, 2023. We also note the disclosure that management concluded that, as of April 30, 2023, your internal control over financial reporting is ineffective. Please clarify and disclose the nature of any material weakness, its impact on your financial reporting and ICFR, and management’s current plans, if any, or actions already undertaken, for remediating the material weakness. Additionally, please clarify how you can have effective disclosure controls and procedures if a material weakness in internal control over financial reporting exists.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised Item 9A in the amendment to the Form 10-K, as well as Item 4 in the amendments to the Form 10-Qs.

Exhibit 31, page 84

2.	Also as a related matter, when you amend your filings, please provide updated 302 certifications that properly include paragraph 4(b) and the introductory language in paragraph 4, referring to internal control over financial reporting, that are now required based on the end of the transition period that previously allowed these omissions under Item 308 of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 9A, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs 1, 2 ,4 and 5. Please ensure the revised certifications refer to the appropriate amendment and are currently dated.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has included a revised certification in the amendments to the Form 10-K and Form 10-Qs.

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or ddanovitch@sullivanlaw.com, or Angela Gomes at (617) 338-2957 or agomes@sullivanlaw.com.

Sincerely,

SensaSure Technologies, Inc.

By:	/s/ James Hiza
James Hiza
Chief Executive Officer

cc:	David Danovitch, Esq. and Angela Gomes, Esq. Sullivan & Worcester LLP